Exhibit 99.2

MARTI TECHNOLOGIES, INC. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 21, 2023. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet - QUICK EASY FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED CONTROL NUMBER Signature______________________________ Signature, if held jointly__________________________________ Date_____________, 2023 Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors. administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney. 1. “As an ordinary resolution, that Agah Ugur be re-appointed as a Class I Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company.” PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2. Please mark your votes like this X FOR AGAINST ABSTAIN 2. “As an ordinary resolution, that Douglas Lute FOR AGAINST ABSTAIN be re-appointed as a Class I Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Associa-tion of the Company.” NOTE: By execution of this Proxy Card, the undersigned hereby authorizes the proxies to vote, in their discretion, on any other business that may properly be brought before the meeting or any adjournment thereof.

The undersigned stockholder(s) of Marti Technologies, Inc. hereby appoint(s) Cankut Durgun and Oguz Alper Oktem, or either of them, as proxies, with full power of substitution, and here-by authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Marti Technologies, Inc. that the undersigned would be entitled to vote at the Annual General Meeting of Stockholders to be held at 8:30 a.m. New York time on December 22, 2023, and any adjournment thereof. The 2023 Annual General Meeting of Share-holders will be held at the offices of the Company at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued and to be marked, dated and signed on reverse side) MARTI TECHNOLOGIES, INC. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 22, 2023 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED